Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183740

September 4, 2014

$175,000,000

HealthSouth Corporation

5.75% Senior Notes due 2024

Issuer:	HealthSouth Corporation

Size:	$175,000,000 (Reopening of 2024 Notes issued on September 11, 2012)

Maturity:	November 1, 2024

Coupon:	5.75%

Offering Price:	103.625% of face amount plus accrued interest from May 1, 2014 to the Settlement Date

Yield to Maturity:	5.282%

Yield to Worst:	5.053%

Interest Payment Dates:	May 1 and November 1 of each year, beginning on November 1, 2014

Equity Clawback:	Up to 35% at 105.75% until November 1, 2015

Optional Redemption:	Make-whole call at T+50 basis points to November 1, 2017, then:

	On or after:

	November 1, 2017	102.875%

	November 1, 2018	101.917%

	November 1, 2019	100.958%

	November 1, 2020 and thereafter	100.000%

Underwriting Discount:	1.75%

Net Proceeds to Issuer Before Expenses:	$178,281,250

Trade Date:	September 4, 2014

Settlement:	T+10; September 18, 2014

Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	CUSIP: 421924 BK6
	ISIN: US421924BK63

Ratings*:	Ba3/BB- (Moody’s/S&P)

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting any of the Joint Book-Running Managers at Barclays Capital Inc., (888) 603-5847, Citigroup Global Markets Inc., (877) 858-5407, Goldman, Sachs & Co., (866) 451-2526, J.P. Morgan Securities LLC, (800) 245-8812, Merrill Lynch, Pierce, Fenner & Smith Incorporated, (800) 294-1322, Morgan Stanley & Co. Incorporated, (212) 761-6217, RBC Capital Markets, LLC, (877) 280-1299, SunTrust Robinson Humphrey, Inc., (404) 926-5052 or Wells Fargo Securities, LLC, (800) 326-5897.

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